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             SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.    20549

                          FORM 11-K


     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For fiscal year ended December 31, 1995

                             OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from            to

Commission file number 1-170-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              AMOCO FABRICS AND FIBERS COMPANY

                 HOURLY 401(K) SAVINGS PLAN

              900 Circle 75 Parkway, Suite 550
                   Atlanta, GA 30339-3098

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMOCO CORPORATION
                   200 East Randolph Drive
                   Chicago, Illinois 60601
                   Telephone 312-856-6111

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                          SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         AMOCO FABRICS AND FIBERS COMPANY

                         HOURLY 401(K) SAVINGS PLAN

                         By Amoco Fabrics and Fibers Company
                         Plan Administrator

Date:                         By   F. G. Andrusko
June 14, 1996                      F. G. Andrusko
                                   President
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              REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Amoco Fabrics and Fibers Company

In our opinion, the accompanying statements of net assets available for benefits (with fund information) and the related statement of changes in net assets available for benefits
(with fund information) present fairly, in all material respects, the net assets available for benefits of the Amoco Fabrics and Fibers Company Hourly 401(K) Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Fabrics and Fibers Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits (with fund information) and statement of changes in net assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Chicago, Illinois
June 14, 1996
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              AMOCO FABRICS AND FIBERS COMPANY

                 HOURLY 401(K) SAVINGS PLAN


       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                  (WITH FUND INFORMATION)
                                          December 31,
                                       1995        1994
Assets                               (thousands of dollars)

Investments:
  Amoco Stock Fund                   $ 5,993     $ 3,144
  Equity Index Fund                    1,826         922
  Money Market Fund                      829         479
  Balanced Fund                        1,761       1,021
    Total investments                 10,409       5,566
Participant loans receivable             821         183
    Total assets                      11,230       5,749

Liabilities                                -           -

Net assets available for benefits    $11,230     $ 5,749

    The accompanying notes are an integral part of these
    statements.
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               AMOCO FABRICS AND FIBERS COMPANY

                  HOURLY 401(K) SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
             (WITH FUND INFORMATION) (PAGE 1 OF 2)
             For the year ended December 31, 1995
                    (thousands of dollars)

                                    Amoco     Equity    Money
                                    Stock     Index     Market
                                    Fund       Fund      Fund
Additions of assets attributed to:
  Employee contributions           $ 1,262   $   676   $   432
  Employer contributions             1,176        --        --
  Rollover contributions                 1         1         1
  Forfeitures (net)                    (27)       --        --
  Realized gains on sales of
    investments                         --        11        --
  Change in unrealized
    appreciation in fair
    value of investments               847       351        --
  Interest and dividends               169        56        40
  Participant loans (net)             (287)     (125)      (79)
  Interfund transfers (net)            (22)       52         4

    Total additions                  3,119     1,022       398

Deductions of assets attributed to:

  Administrative expenses              (23)       (4)       (2)
  Distributions to participants       (247)     (114)      (46)

    Total deductions                  (270)     (118)      (48)

Net increase in plan
  assets during the year             2,849       904       350

Net assets available for
  plan benefits:

  Beginning of year                  3,144       922       479

  End of year                      $ 5,993   $ 1,826   $   829

     The accompanying notes are an integral part of these
     statements.
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                  AMOCO FABRICS AND FIBERS COMPANY

                     HOURLY 401(K) SAVINGS PLAN


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 2 OF 2)
                For the year ended December 31, 1995
                       (thousands of dollars)

                                                 Cash
                                             Disbursements
                                              Account and
                                   Balanced   Participant
                                     Fund        Loans      Total
Additions of assets attributed to:
  Employee contributions           $   742     $    --     $ 3,112
  Employer contributions                --          --       1,176
  Rollover contributions                 1          --           4
  Forfeitures (net)                     --          27          --
  Realized gains on sales of
    investments                          6          --          17
  Change in unrealized
    appreciation in fair
    value of investments               183          --       1,381
  Interest and dividends                95          30         390
  Participant loans (net)             (148)        639          --
  Interfund transfers (net)            (34)         --          --

    Total additions                    845         696       6,080

Deductions of assets attributed to:

  Administrative expenses               (4)        (29)        (62)
  Distributions to participants       (101)        (29)       (537)

    Total deductions                  (105)        (58)       (599)

Net increase in plan
  assets during the year               740         638       5,481

Net assets available for
  plan benefits:

  Beginning of year                  1,021         183       5,749

  End of year                      $ 1,761     $   821     $11,230

    The accompanying notes are an integral part of these
    statements.
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              AMOCO FABRICS AND FIBERS COMPANY

                 HOURLY 401(K) SAVINGS PLAN



                NOTES TO FINANCIAL STATEMENTS

1.   Description of the Plan:

       Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company 401(K) Savings Plan effective January 1, 1994. The plan was amended and restated effective January 1, 1996 and its name was changed to Amoco Fabrics and Fibers Company Hourly 401(K)
Savings Plan (the "Plan"). The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. Bankers Trust New York Corporation is the trustee for the Plan (the "Trustee"). The Company reserves the right to amend or terminate the Plan at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Under the Plan, participating employees can invest a total of 13 percent of pre-tax earnings. The first three percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the employee. Company contributions are initially invested in the Amoco Stock Fund.

     There were 3,611 participants in the Plan at December 31, 1995, out of a total of 5,361 eligible participants. Participants are fully vested in their contributed accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to offset administrative expenses.

      The contributions are invested in up to four savings options as determined by participants. The participant can direct the Trustee to invest in one or more of the following options: Amoco Stock Fund; Equity Index Fund; Money Market Fund; and Balanced Fund.

       Trustee fees, brokerage commissions, and other transaction fees and expenses related to the Amoco Stock Fund, the Equity Index Fund, the Money Market Fund and the Balanced Fund are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of these funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. During 1995, the trustee fees


          NOTES TO FINANCIAL STATEMENTS (continued)

related to the Amoco Stock Fund were paid by the Company. Administrative expenses for 1995 were paid by the Company, but may be charged to the Plan in future years at the discretion of Company management and in accordance with the terms of the Plan.

Amoco Stock Fund

      Amoco Stock Fund's primary investment objective is to purchase shares of Amoco Corporation ("Amoco") common stock, which have no par value. Amounts not invested in Amoco common stock are held as cash or are used to purchase short-term investments or invest in short-term investment funds of the Trustee. Dividends paid on Amoco common stock held in the Amoco Stock Fund are used primarily to purchase additional shares of Amoco common stock or to meet the cash demands of the Amoco Stock Fund.

      The percentage of assets of the Amoco Stock Fund in investments other than Amoco common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. On December 31, 1995, the percentage of investments in Amoco common stock was 95 percent.

     Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. Participants' balances in the fund are denominated in "units." At December 31, 1995, there were 432,150 units in the fund at a unit value of $13.83. The Directed Trustee of the Amoco Stock Fund is Bankers Trust New York Corporation.

Equity Index Fund

      Amounts invested in the Equity Index Fund are placed in the Bankers Trust Pyramid Funds, which are managed by Bankers Trust Company. The goal of the fund is to create a portfolio of stocks which will track the Standard & Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 95-97 percent of the pro rata weighted market values of the S&P 500 Index. As of December 31, 1995, the Equity Index Fund represented 98 percent of the pro rata weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts, to invest additions to the fund and to raise cash for withdrawals. At December 31, 1995, there were 131,245 shares in the fund at a net asset value of $13.82.


          NOTES TO FINANCIAL STATEMENTS (continued)

Money Market Fund

     The investment objective of the fund is to provide higher
returns   than  typical  money  market  funds  provide   while
preserving capital. Amounts invested in the Money Market Fund are used to purchase units of the BT Cash Management Fund. Assets of the fund are held in cash or in high quality short-term securities, including commercial paper, corporate notes and bonds, banking securities, United States Treasury and Agency securities, collateralized repurchase agreements, asset-
backed  securities,  and  foreign  currency-denominated   debt
securities.   The   portfolio  guidelines   state   that   all
investments must meet the fund's high credit standards, carrying ratings of A1/P1 or higher. The portfolio's average maturity is maintained at 120 days or less. The manager of the
fund,  Bankers  Trust  Company,  has  the  responsibility   of
purchasing the selection of securities for the fund.

Balanced Fund

      Amounts invested in the Balanced Fund are used to purchase shares of the Bankers Trust Pyramid Asset Management Fund. The goal of the Balanced Fund is to provide the investor with above-average long-term returns while minimizing downside risk through an actively managed portfolio of equity securities, bonds, and money market instruments using targeted portfolio weights and asset policy ranges. The fund's strategic investment allocation is 55 percent stocks, 35 percent bonds, and 10 percent money market instruments. The asset policy ranges identify the limits within which the investment manager, Bankers Trust Company, determines the actual portfolio proportions. These ranges are 40-70 percent for stocks, 25-55 percent for bonds, and 0-25 percent for money market instruments. At December 31, 1995, there were 160,714 shares in the fund at a net asset value of $10.93.


2.   Summary of Significant Accounting Policies:

Method of Accounting

      The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

      All investments of the funds are stated at fair value as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost (see Note 5).
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          NOTES TO FINANCIAL STATEMENTS (continued)

3.   Investments:

      The composition of various savings plan funds as of December 31, 1995 and 1994 was as follows:

                                              December 31,
                                            1995        1994
                                          (thousands of dollars)
Amoco Stock Fund
  Amoco Corporation common stock, at
    market value; 80,006 shares and
    50,389 shares, respectively (cost --
    $4,776 and $2,883, respectively)      $ 5,720     $ 2,979
  Cash equivalents                            290         221
  Interest, dividends, and other
    receivables(payables)                     (17)        (56)
  Total                                     5,993       3,144

Equity Index Fund
  BT Pyramid Fund at market value;
    131,245 shares and 88,333 shares,
    respectively (cost -- $1,469 and
    $921, respectively)                     1,814         915
  Cash equivalents                             36          26
  Interest, dividends, and other
    receivables(payables)                     (24)        (19)
  Total                                     1,826         922

Money Market Fund
  Cash equivalents                            850         481
  Interest, dividends, and other
    receivables(payables)                     (21)         (2)
  Total                                       829         479

Balanced Fund
  BT Pyramid Asset Management Fund, at
    market value; 160,714 shares and
    108,099 shares, respectively (cost
    -- $1,596 and $1,040, respectively)     1,756       1,017
  Cash equivalents                             37          30
  Interest, dividends, and other
    receivables(payables)                     (32)        (26)
  Total                                     1,761       1,021

Total Investments                         $10,409     $ 5,566
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          NOTES TO FINANCIAL STATEMENTS (continued)

4.   Participant Loans:

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan and the maximum time period for a loan repayment is fifty-four months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.


5.   Sales, Redemptions and Distributions of Securities:

      The aggregate of income realized from sales, redemptions and distributions of securities in participants' accounts for the year ended December 31, 1995 was as follows:

                                     Average       Gains
                       Proceeds       Cost        Realized
                               (thousands of dollars)

Amoco Stock Fund        $ 2,438      $ 2,438       $    --
Equity Index Fund           894          883            11
Balanced Fund               954          948             6
  Total                 $ 4,286      $ 4,269       $    17



     Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.


6.   Taxes:

      The Company received in August, 1995, a ruling from the Internal Revenue Service that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986 (the "Code"). The plan as amended and that the related Trust is exempt from Federal income taxes under Section 501(a) of the Code. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.



          NOTES TO FINANCIAL STATEMENTS (continued)

      Under current Federal tax law, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant's account until part or all of the participant's account is withdrawn or distributed. Gains and losses on the sale of securities within a participant's account are not reportable for income tax purposes unless withdrawn.


7.   Unrealized Appreciation on Investments:

      Unrealized appreciation on investments held at December 31, 1995, expressed in thousands of dollars, amounted to $1,381 and has been reflected in the statement of changes in net assets available for benefits (with fund information) for the period. Such amounts were computed in a manner similar to that discussed in Note 5 for computing realized income from sales, redemptions and distributions to securities.


8.   Withdrawals and Forfeitures:

      Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1995, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $564. Disbursements in cash or securities in settlement of such accounts amounted to $537. The difference of $27 represented the total amount of Company contributions forfeited during that period.
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